Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Commission File No.: 001-37512
Date: March 25, 2019

On March 25, 2019, the following news article in Atlanta Business Chronicle was published regarding the pending acquisition of TIER REIT, Inc. by Cousins Properties Incorporated.

Cousins CEO: Tier REIT deal reflects more U.S. jobs moving to Sunbelt

Cousins Properties Inc. President and CEO Colin Connolly said today the Atlanta company’s agreement to buy Dallas-based Tier REIT is linked to U.S. population-and-job growth shifting to Sunbelt markets.

“We are taking advantage of a very compelling opportunity,” Connolly told Atlanta Business Chronicle following this morning’s announcement of the pending deal between Cousins and Tier REIT Inc. (NYSE: TIER).

Cousins’ acquisition will create a nearly $5.9 billion real estate company (based on stock value) with a 21-million-square-foot portfolio across key Sunbelt cities such as Atlanta, Austin, Dallas and Charlotte.

The all-stock deal is expected to close in the third quarter.

It underscores that Atlanta-based Cousins (NYSE: CUZ) wants the top trophy properties in markets such as Atlanta, as more companies move from the U.S. Northeast and states such as California.

In Atlanta, a recent example is Pandora Media Inc., the music streaming service. Last year, Pandora said it was relocating operations from its West Coast headquarters. It chose Midtown, where it’s adding 250 software engineering jobs in one of the South’s most walkable neighborhoods.

Midtown is a destination for major corporate relocations, such as NCR Corp. (NYSE: NCR) and Norfolk Southern Corp. (NYSE: NSC). Cousins developed and owns the NCR headquarters buildings. It will develop the $575 million headquarters for Norfolk Southern. Both projects are in Midtown’s Technology Square, which is filled with new apartment towers and served by multiple transit stations.

“We see an ongoing war for talent,” Connolly told Atlanta Business Chronicle. “And, we see a flight to quality as companies locate in these highly amenitized submarkets. We are trying to position ourselves right at the intersection of those two long-term trends.”

Cousins’ latest acquisition reflects its big-picture strategy.

It comes less than two years after Cousins — the largest office landlord in Atlanta with more than 6.6 million square feet — closed on a $2 billion purchase of real estate company Parkway Properties Inc. That acquisition, much like the deal with Tier REIT, deepened Cousins’ portfolio in key Sunbelt cities such as Atlanta, Austin and Charlotte. Cousins also has a strong presence in Phoenix, Orlando and Tampa.

The deal with Tier will add another 5.8 million square feet to Cousins’ portfolio, including trophy properties in Austin, Dallas, Charlotte, and Atlanta. Cousins will also gain control of a nearly 2 million-square-foot development pipeline.

In Atlanta’s ritzy Buckhead neighborhood, Cousins will own a roughly 3-acre transit-oriented development site by MARTA that Tier bought less than a month ago. In a joint venture with Atlanta’s Regent Partners, Tier paid $13.4 million for the site, according to Fulton County property records.

Cousins and Regent will now develop the site together.

Cousins’ total market cap is also soaring to almost $8 billion, as a result of the Tier deal. Its market cap was just $1 billion in 2007, Connolly said.

Under the terms of the agreement, Cousins will issue 2.98 shares of newly issued common stock in exchange for each share of Tier stock.

“This transaction will be transformative for both companies,” Scott Fordham, CEO of Tier, said in prepared statements. “The alignment of high-quality properties and common geographic footprint in our respective portfolios will offer shareholders the opportunity to benefit from a truly differentiated Sunbelt focused office platform.”

Cousins has seen a busy few months.

It also recently bought Norfolk Southern’s 12-story office building in Midtown for $82 million. Cousins this month also sold 8-acres of air-rights to Los-Angeles-based real estate investor CIM Group for just under $13.3 million. As part of the deal, Cousins will maintain the opportunity to negotiate future development in the Gulch, a landmark downtown property with roots as a critical 19th Century railroad terminus.

----

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins and Tier operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Cousins will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Cousins common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.